(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL
OMB Number: 3235-0058 Expires: April 30, 2009 Estimated average burden hours per response . . . 2.50

SEC FILE NUMBER 001-32862

CUSIP NUMBER 02756R102

For Period Ended: 06/30/2008
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

American Mold Guard, Inc.
Full Name of Registrant

Former Name if Applicable

6033 West Century Boulevard, 4th Floor, Los Angeles, California 90045
Address of Principal Executive Office

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously reported, on April 7, 2008, American Mold Guard, Inc. (the "Company") formally ceased conducting all business operations. In connection with the Company's discontinuance of business operations, the Company laid-off all of its employees, including its accounting and administrative staff. The dismissal of the Company's accounting and administrative staff as part of the Company's discontinuance of business operations has caused delays in the completion of the Company's financial statements for the quarter ended June 30, 2008. Additionally, on April 8, 2008, the Company and its then independent public accountants, Haskell & White, LLP mutually terminated the auditor-client relationship between them. The termination of the auditor-client relationship between the Company and Haskell & White, LLP has required the Company to establish a new auditor-client relationship with the firm of Stark Winter Schenkein & Co., LLP so that a Statement of Auditing Standards No. 100 interim financial statement review ("SAS 100 Review") for the quarter ended June 30, 2008 may be conducted. It is anticipated that the SAS 100 Review by Stark Winter Schenkein & Co., LLP will not be completed by the required filing date for the Company's Quarterly Report on Form 10-QSB for the quarter ended June 30, 2008.

Based on the foregoing, the Company anticipates that it will file its Form 10-QSB for the quarter ended June 30, 2008 as soon as possible after completion of its SAS 100 Review for the quarter ended June 30, 2008.

SEC 1344 (05-06)
Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach Extra Sheets if Needed)

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

John W. Martin	310.342.6800
(Name)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

American Mold Guard, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	08/14/2008	By	/s/ John W. Martin
John W. Martin Secretary and General Counsel

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.
2.	One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.
3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
4.	Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.
5.	Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this chapter).

Part IV(3) Explanation

The financial statements included in Form 10-QSB for the quarter ended June 30, 2008 will reflect a significant change in the Company's results of operations for the quarterly period ended June 30, 2008 compared to the corresponding period in 2007. In particular, the financial statements for the current period are expected to reflect an approximate ninety-eight percent (98%) reduction in revenue compared to the corresponding period in 2007. In this regard, the Company estimates that it will report revenue of approximately $37,808 for the quarter ended June 30, 2008 compared to revenue of $1,876,280 for the corresponding period in 2007. The significant decrease in the Company's revenue is due to the Company's discontinuance of business operations on April 7, 2008.